

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Rd. Suite 175
Ontario, CA 91761

> **Re: Nature's Miracle Holding Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2025**
> **File No. 333-287013**

Dear Tie (James) Li:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover page

1. You indicate on the cover page and elsewhere that the purchase price for each put by the company to the investor is subject to a floor of $0.05 per share. Please revise to clarify that, since your common shares are not listed on Nasdaq or a national exchange, there is currently no floor price on the purchase price. In this regard, Section 2.2 of the Equity Financing Agreement states the following: "The Purchase Price of the Put shall be eighty percent (80%) percent of the Market Price. Following an up-list to the NASDAQ or a national exchange, the Purchase Price shall be ninety percent (90%) of the lowest volume weighted average price during the Pricing Period, subject to a floor price of $0.05 per share, below which the Company shall not deliver a Put (the 'Purchase Price')."

The Committed Equity Financing, page 10

2. You indicate under the description of the Equity Financing Agreement that the investor is not obligated to buy any shares under the Equity Financing Agreement if it would result in the investor beneficially owning more than 4.99% of the then-outstanding shares of common stock. Similarly, you also indicate under the description of the Securities Purchase Agreement that the investor cannot convert the Series A Preferred Stock if it results in the holder having more than 4.99% of the total outstanding common shares of the company. Please clarify in each of the descriptions that the 4.99% beneficial ownership limitation does not prevent the investor from selling some or all of the company's shares it acquires and then acquiring additional shares so that investor is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company's outstanding common shares.

EPFA, page 10

3. You indicate that you are registering $20 million worth of shares issuable under the Equity Financing Agreement, which may result in the issuance of up to 158,730,159 shares based upon a purchase price calculated using the trading prices of your shares on May 4, 2025. Please revise to clarify that you are registering 55,817,669 shares issuable under the Equity Financing Agreement. Disclose the approximate amount you could receive under the Equity Financing Agreement if you issued all 55,817,669 shares based upon the most recent and lowest traded price of your common stock with a 20% discount. Also disclose the amount of shares you would have to issue based upon this same price in order to receive the full $20 million under the Equity Financing Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

4. Please discuss the expansion of your business in the field of electric vehicle distribution, data centers and Bitcoin mining and the related commitments and uncertainties. For example, discuss the amount of funding needed to meet your obligations under your agreements as well as the timing and resources required to complete development of these businesses and to begin generating revenues. To the extent you discuss these matters elsewhere in the prospectus, provide descriptive cross-reference(s) to where the disclosure is located.

Business, page 40

5. You indicate that your subsidiary entered into an investment agreement on November 22, 2024, to acquire 51% of Future Tech Incorporated. Please file the agreement as an exhibit. Disclose the current stage of development of the Ohio-based data center and vertical farming facility. Disclose the extent to which the closing conditions have been met and if there is a deadline for meeting those conditions. Clarify whether your initial investment was $200,000, as disclosed on page 56, or $700,000, as disclosed on page 2. Disclose whether the initial investment was paid in cash or other consideration and how the additional $2.8 million will be paid.

6. You indicate that your subsidiary entered into a stock purchase agreement on December 13, 2024, to acquire 90% of J&T Marigold Ltd, a Toronto-based company developing a bitcoin mining facility, for up to $5.32 million. Please file this purchase agreement as an exhibit. Disclose the material terms of the agreement, including the payment schedule, the conditions to the company's payment obligations and the termination date of the agreement. In addition, update your disclosure to indicate whether phase I was completed in the first quarter of 2025 and whether phase II is still expected to be completed in the second quarter of 2025. Explain what the bitcoin mining facility will consist of at closing and the extent to which it will be operational.

7. Please provide more details regarding your new business distributing electric vehicles. For example, discuss how you will source and supply the vehicles. Disclose the material terms of the distribution agreements and purchase orders you have entered into. To the extent material, file the agreements as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso, Esq.